QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 6, 2004

Registration No. 333-61386

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-effective Amendment No. 6 to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADVANSTAR, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7389	94-3243499
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)
545 Boylston Street, 9th Floor Boston, MA 02116 (617) 267-6500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David W. Montgomery
Vice President-Finance, Chief
Financial Officer and Secretary
Advanstar, Inc.
131 West First Street
Duluth, MN 55802
(218) 723-9200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Michael Kaplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ 333-61386

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

EXPLANATORY NOTE

        No form of prospectus is filed with this Post-effective Amendment No. 6 to the registration statement. This amendment is being filed pursuant to Rule 462(d) solely to add certain exhibits to the exhibit list included after the signature pages hereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Advanstar, Inc. has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Minnesota, on January 6, 2004.

ADVANSTAR, INC.
By:	/s/ DAVID W. MONTGOMERY
	Name:	David W. Montgomery
	Title:	Vice President—Finance, Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Robert L. Krakoff	Chairman of the Board	January 6, 2004
/s/ DAVID W. MONTGOMERY David W. Montgomery	Vice President—Finance, Chief Financial Officer, Secretary and Principal Accounting Officer	January 6, 2004
* Joseph Loggia	Chief Executive Officer and Director	January 6, 2004
* James M. Alic	Director	January 6, 2004
* OhSang Kwon	Director	January 6, 2004
* James A. Quella	Director	January 6, 2004
* David M. Wittels	Director	January 6, 2004
* Douglas B. Fox	Director	January 6, 2004
*By:	/s/ DAVID W. MONTGOMERY Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Document
2.1	Asset Purchase Agreement among Thomson Healthcare Inc., Global Information Licensing Corporation and Advanstar Communications Inc. dated as of August 22, 2003 (Previously filed as an exhibit to Advanstar, Inc's current report on Form 8-K filed on October 16, 2003 and incorporated by reference herein)
2.1.1
Amendment No. 1 dated October 1, 2003 to the Asset Purchase Agreement dated as of August 22, 2003 among Thomson Healthcare Inc., Global Information Licensing Corporation and Advanstar Communications Inc. (Previously filed as an exhibit to Advanstar, Inc's current report on Form 8-K filed on October 16, 2003 and incorporated by reference herein)
3.1	Certificate of Incorporation of Advanstar,Inc. (Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (333-57201) and incorporated by reference herein)
3.2	Amended and Restated By-Laws of Advanstar, Inc. (Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (333-57201) and incorporated by reference herein)
4.1
Indenture, dated as of February 21, 2001 among Advanstar Communications Inc., the Guarantors party thereto and the Trustee (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2000 and incorporated by reference herein)
4.2
Indenture dated as of August 18, 2003 among Advanstar Communications Inc., the Guarantors party thereto and the Trustee (Previously filed as an exhibit to Advanstar Communications Inc.'s Registration Statement on Form S-1 (333-59284) and incorporated by reference herein)
4.3
Intercreditor Agreement dated as of August 18, 2003 among Advanstar Communications Inc. and the other parties thereto (Previously filed as an exhibit to Advanstar Communications Inc.'s Registration Statement (333-109648) and incorporated by reference herein)
4.4	Indenture dated as of February 21, 2001 among Advanstar, Inc. and Trustee (previously filed)

The Company has not filed certain debt instruments with respect to long-term debt that does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company hereby agrees to furnish a copy of such instruments to the Commission upon request.
5.1	Opinion of Davis Polk & Wardwell (previously filed)
10.1
Advanstar Holdings Corp. 2000 Management Plan Incentive dated as of October 11, 2000, as amended September 17, 2002 and December 10, 2002. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2002 and incorporated by reference herein)
10.2
Advanstar Holdings Corp. Shareholders Agreement dated as of October 11, 2000. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10- K for 2000 and incorporated by reference herein)
10.2.1
First Amendment and Waiver to Shareholders' Agreement dated as of February 21, 2001. (Previously filed as an Exhibit to Advanstar Communications Inc.'s Registration Statement on Form S-1 (333-59284) and incorporated by reference herein)
10.2.2
Second Amendment and Waiver to Shareholders' Agreement dated as of April 4, 2001. (Previously filed as an Exhibit to Advanstar Communications Inc.'s Registration Statement on Form S-1 (333-59284) and incorporated by reference herein)
10.3
Credit Agreement, dated as of October 11, 2000, as amended and restated November 7, 2000, among, Advanstar Communications Inc., the guarantors party thereto and the lenders party thereto. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2000 and incorporated by reference herein)
10.3.1
First Amendment to Credit Agreement, dated as of March 22, 2002. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2001 and incorporated by reference herein)

10.3.2
Second Amendment to Credit Agreement, dated as of March 28, 2003 (Previously filed as an exhibit to Advanstar Communications Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2003 and incorporated by reference herein)
10.3.3
Third Amendment to Credit Agreement, dated as of August 18, 2003 (Previously filed as an exhibit to Advanstar Communications Inc.'s Registration Statement on Form S-1 (333-59284) and incorporated by reference herein)
10.4
Employment Agreement, dated October 3, 2003, between Advanstar, Inc. and Robert Krakoff. (Previously filed as an exhibit to Advanstar Communications Inc.'s Registration Statement (333-109648), and incorporated by reference herein)
10.5
Employment Agreement, dated August 14, 2000, between Advanstar, Inc. and James M. Alic. (Previously filed as Exhibit 10.2 to Form 10-Q of Advanstar, Inc. filed with the Securities and Exchange Commission on November 14, 2000, and incorporated by reference herein)
10.5.1
Amendment to Employment Agreement, effective March 1, 2002, between Advanstar, Inc. and James M. Alic. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2001 and incorporated by reference herein)
10.6
Employees' 401(k) Plan and Trust, as amended. (Previously filed as an exhibit to Advanstar Communications Inc.'s Registration Statement on Form S-4 (File No. 333-57201) and incorporated by reference herein)
10.7
Agreement, dated July 31, 1997, between Advanstar Communications Inc. and Banta Publications. (Previously filed as an exhibit to Advanstar Communications Inc.'s Registration Statement on Form S-4 (File No. 333-57201) and incorporated by reference herein)
10.8
Employment Agreement dated November 21, 2003 between Advanstar, Inc. and Joseph Loggia. (Previously filed as an exhibit to Advanstar Communications Inc.'s Registration Statement (333-109648) and incorporated by reference herein)
10.9	Direct Investment Plan dated as of October 11, 2000. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2001 and incorporated by reference herein)
10.10
Registration Rights Agreement dated as of February 21, 2001 between Advanstar Communications Inc. and Credit Suisse First Boston Corporation, Fleet Securities, Inc., Barclays Capital Inc., BMO Nesbitt Burns Inc. and Dresdner Kleinwort Benson North America LLC, as Initial Purchasers. (Previously filed)
10.11
Advisory Agreement, effective December 10, 2002, between Advanstar, Inc. and Douglas B. Fox. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2002 and incorporated by reference herein)
10.12
Letter, dated February 7, 1994, between Advanstar Communications Inc. and David W. Montgomery. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2002 and incorporated by reference herein)
10.13
Agreement, dated February 19, 1999, by and among Advanstar, Inc., Advanstar Communications Inc. and Eric I. Lisman. (Previously filed as an exhibit to Advanstar Communications Inc.'s Annual Report on Form 10-K for 2002 and incorporated by reference herein)
12.1	Computation of Ratio of Earnings to Fixed Charges*

21.1	Subsidiaries of Advanstar, Inc. (Previously filed as an exhibit to Advanstar, Inc.'s Annual Report on Form 10-K for 2000 and incorporated by reference herein)
23.1	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP*
23.2.1	Consent of PricewaterhouseCoopers LLP*
24.1	Power of Attorney (included on the signature pages) (Previously filed)
25	Statement of Eligibility of the Trustee on Form T-1 (Previously filed)

*
Filed herewith.

QuickLinks

EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX